Exhibit 18.1

February 28, 2005

The Audit Committee
Independence Community Bank Corp.
195 Montague Street
Brooklyn, New York 11201

Note 15 of the Notes to the Consolidated Financial Statements of Independence Community Bank Corp. (the “Company”) included in its Annual Report on Form 10-K for the year ended December 31, 2004 describes a change in the measurement date for its pension and postretirement plans from January 1 to December 1. Management believes that the change in measurement date is preferable in the circumstances because it (i) improves the Company’s control procedures by allowing additional time for management to review the completeness and accuracy of the actuarial pension and postretirement measurements and (ii) allows the Company to fully address this matter before the Company’s staff is immersed in the process of preparing the Company’s year-end financial statements and the conclusion of the initial evaluation of internal controls over financial reporting. The Company has stated that the new measurement date will also allow the Company adequate time to review its pension and postretirement plans’ calculations prior to future Securities and Exchange Commission accelerated filing requirements.

In accordance with your request, we have reviewed and discussed with the Company’s management the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based. With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, based on our review and discussion with and reliance on management’s business judgment, we concur that the change in measurement date is preferable in the Company’s circumstances.

Very truly yours,

Ernst & Young